UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                 For May 1, 2007



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated May 1, 2007  -  Delist


                                                                      1 May 2007

             BUNZL TO DELIST FROM THE NEW YORK STOCK EXCHANGE
         AND DEREGISTER FROM THE SECURITIES EXCHANGE ACT OF 1934


Bunzl plc, the international distribution and outsourcing Group, today announces that it intends to delist its American Depositary Shares ("ADS") from the New York Stock Exchange ("NYSE") and to end the registration of its securities under the Securities Exchange Act of 1934 ("Exchange Act").

The average daily trading volume of shares represented by ADSs is very small, accounting for less than 1% of the total shares traded in the last 12 months, and the majority of shares held by US domiciled investors are ordinary shares acquired through the London Stock Exchange. As a result the Board believes that the administrative burden and costs associated with the ADSs and the Exchange Act registration outweigh the benefits to the Company and its shareholders.

Bunzl expects that its application for delisting from the NYSE will be submitted so as to become effective on 4 June 2007 and that it will terminate its Exchange Act reporting obligations with effect from 6 June 2007.

The Company intends to maintain its American Depositary Receipt facility with the Bank of New York as a Level 1 programme. This means that the Company's ADSs will be traded on the over-the-counter market. Accordingly the Company has not arranged for the listing of its ADSs or ordinary shares on another national securities exchange or for the quotation of its ADSs or ordinary shares in a quotation medium in the United States. The Company's ordinary shares will continue to trade on the London Stock Exchange.

Bunzl remains fully committed to its business operations in the United States which it will continue to expand and develop. It also considers that United States investors are an important part of its overall shareholder base. However it wishes to focus its share trading volume on the London Stock Exchange thereby reducing the costs and complexity of complying with two sets of regulations that are substantively quite similar. After delisting and deregistration in the United States, Bunzl will continue to maintain strong internal controls and high standards of corporate governance throughout the Group.


Enquiries:

Bunzl plc                              Finsbury
Michael Roney, Chief Executive         Roland Rudd
Brian May, Finance Director            Mark Harris
Tel: 020 7495 4950                     Gordon Simpson
                                       Tel: 020 7251 3801





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  May 1, 2007                            By:__/s/ Michael Roney__

                                              Title:   Chief Executive Officer